Exhibit 99.1

CUIT: 30-70496280-7

May 13, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Authorization of the Central Bank of Uruguay for the sale of Galval Agente de Valores S.A.

Dear Sirs,

We are writing to you in connection with the material event dated as of September 5, 2012, in order to inform that on May 6, 2013 the Central Bank of Uruguay resolved to approve the transfer of 100% of Grupo Financiero Galicia S.A.’s (the “Company”) stake in Galval Agente de Valores S.A. (“Galval”) to Paullier & Cía. S.A. The Company was notified by the Central Bank of Uruguay of such decision on May 10, 2013.

The selling price will be equal to Galval´s shareholders’ equity as of May 31, 2013. The Company will inform the Comisión Nacional de Valores of the selling price and results therefrom after such sale is completed.

Yours faithfully,

Jose Luis Gentile

Attorney in law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.